UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adicet Bio, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
007002108
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007002108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,615,385*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	1,615,385*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,615,385*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.2%*
14.	Type of Reporting Person (See Instructions): PN

*As of March 2, 2021 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,615,385 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Adicet Bio, Inc. (the “Issuer”) held by Abingworth Bioventures 8 LP (“ABV 8”). Abingworth Bioventures 8 GP LP (“Abingworth GP”) serves as the general partner of ABV 8. Abingworth General Partner 8 LLP, serves as the general partner of Abingworth GP. ABV 8 (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner 8 LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by ABV 8.  Abingworth holds the reported securities indirectly through ABV 8.  Based on the information from the Issuer and other public information, there were 31,318,990 shares of Common Stock outstanding as of the Event Date, thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 5.2% of the Common Stock deemed issued and outstanding.

This Schedule 13D/A is being filed to correct the number of shares of Common Stock held as reported on the original Schedule 13D/A filed on March 8, 2021.

CUSIP No. 007002108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures 8, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,615,385*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	1,615,385*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,615,385*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.2%*
14.	Type of Reporting Person (See Instructions): PN

*Consists of 1,615,385 shares of Common Stock held directly by ABV 8. As of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV 8 may be deemed to beneficially own 5.2% of the Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 31,318,990 shares of Common Stock issued and outstanding as of the Event Date based on information received from the Issuer and other public information.

This Schedule 13D/A is being filed to correct the number of shares of Common Stock held as reported on the original Schedule 13D/A filed on March 8, 2021.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on March 8, 2021. This Schedule 13D, as amended and restated (the “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Adicet Bio, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 500 Boylston Street, 12th Floor, Boston, MA 02116. This Amendment is being filed to correct the number of shares of Common Stock held as reported on the original Schedule 13D filed on March 8, 2021. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

On February 12, 2021, ABV 8 purchased 1,615,385 shares of Common Stock in a registered public offering of the Issuer. ABV 8 purchased the Common Stock with its investment capital for an aggregate purchase price of approximately $21,000,005, which represents a per share purchase price of $13.00.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

Based on the information from the Issuer and other public information, there were 31,318,990 shares of Common Stock outstanding as of the Event Date. Abingworth may be deemed to beneficially own an aggregate of 1,615,385 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of 1,615,385 shares of Common Stock held by ABV 8. Abingworth, as the investment manager of ABV 8, may be deemed to beneficially own the 1,615,385 shares of Common Stock held by ABV 8. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 5.2% of the shares of Common Stock deemed issued and outstanding. Ownership reported herein excludes options to purchase up to 28,828 shares of Common Stock (the “Options”) issued to Dr. Sinclair pursuant to his Board appointment. The Options are exercisable for ten (10) years at an exercise price of $15.75 per share. 33% of the shares of Common Stock shall become exercisable on March 2, 2022, and the remaining 67% of the shares of Common Stock shall vest in twenty-four (24) equal monthly installments thereafter.

Except as described herein, during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the date of filing of this report, there were no other purchases or sales of common stock, or securities convertible into or exchangeable for common stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated March 8, 2021, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 8, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

ABINGWORTH BIOVENTURES 8, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).